Commission File Number 001-31914

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolution of the First Meeting of the Fourth Session of the Board of Supervisors of China Life Insurance Company Limited

The first meeting (the “Meeting”) of the fourth session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on July 25, 2012 at the conference room located at A16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated July 16, 2012.

China Insurance Regulatory Commission approved the qualifications of Mr. Shi Xiangming, Mr. Luo Zhongmin, Ms. Yang Cuilian and Mr. Li Xuejun as supervisors of the Company on July 24, 2012. The term of office of the above supervisors commenced on July 24, 2012.

All five supervisors of the Company, including Xia Zhihua, Shi Xiangming, Luo Zhongmin, Yang Cuilian and Li Xuejun attended the Meeting in person. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association and Rules of Procedure for the Supervisory Board.

Mr. Shi Xiangming presided over the review of the Proposal Regarding the Election of Ms. Xia Zhihua as the Chairman of the Fourth Session of the Board of Supervisors of the Company. The supervisors who were present passed the following resolution unanimously after sufficient review and discussion.

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

July 25, 2012